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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	)
Xcel Energy Inc.	)
	)	CERTIFICATE
File No. 70-9823)		OF
	)	NOTIFICATION
(Public Utility Holding Company	)
Act of 1935))

    This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota Corporation, in connection with the transactions proposed in the Application-Declaration filed by Xcel Energy on Form U-1, (the "Application") and authorized by the order of the Securities and Exchange Commission issued on June 5, 2001 (Release No. 35-27413) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that:

  (i)
  Xcel Energy entered into a Stockholder Protection Rights Agreement between Xcel Energy and Wells Fargo Bank Minnesota, N.A., dated as of December 13, 2000;

  (ii)
  On December 13, 2000, Xcel Energy declared a dividend (the "Dividend") distribution of one common share purchase right for each outstanding share of common stock, par value $2.50 per share ("Common Stock");

  (iii)
  On June 28, 2001, Xcel Energy issued the Dividend to holders of record of Common Stock on such date;

  (iv)
  The transactions proposed in the Application have been carried out in accordance with the terms and conditions of, and for the purposes presented by, the Application and Order; and

  (v)
  Filed herewith as Exhibit F is a "past-tense" opinion of counsel for Xcel Energy.

SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.
June 29, 2001	By:	/s/ GARY R. JOHNSON Gary R. Johnson Vice President and General Counsel

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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SIGNATURE